				FEDERAL INSURANCE COMPANY
				Endorsement No.: 5 BOND
				Bond Number:	81909862
NAME OF ASSURED: THE COMMUNITY REINVESTMENT ACT QUALIFIED
	INVESTMENT FUND

		EXTENDED BOND PERIOD ENDORSEMENT
It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:
ITEM 1.	BOND PERIOD:	from	12:01 a.m. on	June 14, 2008
		to	12:01 a.m. on	September 1, 2008

This Endorsement applies to loss discovered after 12:01 a.m. on June 16, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

ICAP Bond

Form 17-02-5032 (Ed. 11-02)